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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  US Airways Group, Inc.

Title of Class of Securities:     Series B Cumulative Convertible
                                  Preferred Stock

CUSIP Number:  911905305

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

      Michael J. Frey, c/o Global Capital Management, Inc.,
      601 Carlson Parkway, Suite 200, Minnetonka, MN 55305

     (Date of Event which Requires Filing of this Statement)

                        February 21, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 911905305

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Global Capital Management, Inc.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         225,300

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         225,300

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         225,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.28%

14. Type of Reporting Person

         CO














































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The purpose of this Schedule 13D is to report the beneficial ownership of Global Capital Management, Inc. in the Series B Cumulative Convertible Preferred Stock, par value $50.00 (the "Shares") of US Airways Group, Inc. (the "Issuer") of 5.28% of the Shares outstanding.

Item 1.  Security and Issuer

         Class and Title of Security:

         Series B Cumulative Convertible Preferred Stock, par value $50.00 per share.

         The name and address of the principal executive and business office of the Issuer is:

         US Airways Group, Inc.
         Crystal Park Four
         2345 Crystal Drive
         Arlington, Virginia 22227

Item 2.  Identity and Background

         This statement is being filed on behalf of Global Capital Management, Inc. (the "Reporting Person"). The Reporting Person is the general partner of Merced Partners, L.P., a Delaware limited partnership, and Global Bermuda, L.P., a Bermuda limited partnership (collectively, the "Partnerships") and is the investment manager of Lakeshore International, Ltd., a Bermuda limited liability company (the "Offshore Fund"). The directors of the Reporting Person are Richard J. Emmerich, John D. Brandenborg and Michael J. Frey (the "Directors"). The principal business office of the Reporting Person and the Directors is 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305.

         None of the Reporting Person or the Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Person or the Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.





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         The Reporting Person is a Delaware corporation.  The
         Directors are all citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 225,300 Shares. All 225,300 Shares are held by either the Partnerships or the Offshore Fund. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $13,762,893.50. The funds for the purchase of the Shares held in the Partnerships and the Offshore Fund have come from the working capital of the Partnerships or the Offshore Fund. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Co. Incorporated, such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. None of the Reporting Person or any of the Directors has any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 225,300 Shares. Based on the Issuer's filing of Form 10-Q on November 14, 1996, as of September 30, 1996 there were 4,263,050 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 5.28% of the outstanding Shares.
         The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the sixty days prior to February 21, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer





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         None of the Reporting Person or any of the Directors has
         any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to February 21, 1997 through the date of this filing is filed herewith as Exhibit A.











































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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.


                             GLOBAL CAPITAL
                              MANAGEMENT, INC.

                             By:  /s/ Richard J. Emmerich
                            _____________________________
                            Richard J. Emmerich, President




































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                    SCHEDULE OF TRANSACTIONS

  Date     Shares Purchased or (Sold)     Price Per Share
  ____      ________________________      _______________
1/3/97               50,000                   $64.447
1/22/97              35,000                    64.457
1/24/97               8,700                    62.307
1/28/97              35,200                    61.375
1/29/97               4,200                    60.625
1/31/97              10,000                    58.281
2/4/97               14,200                    58.648
2/5/97                3,300                    58.5
2/11/97              38,800                    55.785
2/21/97              12,500                    58.89






































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